Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

November 30, 2023

Ms. Yoon Choo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File No: 333-270997, 811-23859
Miller Value Partners Appreciation ETF and Miller Value Partners Leverage ETF

Dear Ms. Choo:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on October 16, 2023, with respect to the Prospectus for the Miller Value Partners Leverage ETF (the “Fund”), which was filed with Post-Effective Amendment No. 10 to the Trust’s registration statement on Form N-1A (the (“Amendment”). The Amendment was filed on September 11, 2023 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to register the Fund and the Miller Value Partners Appreciation ETF as two new series of the Trust. Prior to the effective date of the Amendment, the Trust plans to file an additional amendment to its registration statement pursuant to Rule 485(b) under the Securities Act, to be effective no earlier than the effective date of the Amendment, for the purpose of incorporating revisions made in response to the Staff’s comments and to file exhibits.
For your convenience, your comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement. Unless otherwise defined, capitalized terms have the same meaning as in the Amendment.
Comment 1. With respect to the disclosure in the second sentence under Important Information About the Fund in the Summary Section of the Prospectus, please disclose whether the Fund seeks to achieve any particular level of leverage overall, and if so, at what percentage.
Response: The Trust responds by adding the following disclosure to this location and adjacent to similar disclosures elsewhere in the Prospectus:
“Although the Fund, when in a leveraged position, invests in Leveraged ETFs that seek daily leveraged exposure equal to 200% of the Index, the Fund does not target a specific level of leverage over any period of time that is more than a single day. Rather, the Fund opportunistically uses leverage in seeking to achieve its objective of capital appreciation over a multi-year horizon.”
Comment 2. Please revise the last two sentences under Compounding Risk so that the disclosure discusses discusses the risks of the Fund’s investments in the Leveraged ETFs, rather than generally referencing Leveraged ETF shareholders.
Response: The Trust responds by making the requested revisions.

Comment 3. Please add a table following the disclosure of Compounding Risk to illustrate the risks of compounding at different volatility rates or explain supplementally why it would not be appropriate to do so.
Response: The Trust responds by making the requested revision.
Comment 4. We note that the Fund will invest in an underlying fund subject to the requirements of Rule 18f-4 which provides for board oversight of a fund’s derivatives risk management program. A fund that experiences certain events is also under an obligation to report those events to the Commission on Form N-RN. We would like to understand what information the board of the Fund will receive, and how often, with respect to the leverage risk (including the risk management program, and the existence of any issues that might at any time arise with its leveraged transactions) of the underlying fund, whether the underlying fund will provide the Fund with any notice regarding its N-RN filings, if any, and any additional oversight that the Fund will conduct regarding the underlying fund’s leverage.
Response: The Board is aware of the leverage risk to which the Fund is exposed through its investment in a Leveraged ETF. This risk is fully disclosed in the Fund’s prospectus. Further, the Board is aware that the Fund may be exposed to compounding risk to the extent the Fund maintains an investment in a Leveraged ETF for more than a single day in accordance with professionally rendered investment advice provided by the Fund’s investment adviser. This compounding risk also is fully disclosed in the Fund’s prospectus. As the Staff notes, a Leveraged ETF will be subject to the requirements and limitations of Rule 18f-4, will have a manager responsible for managing the ETF’s leverage risk, and will be subject to the oversight of its own board of directors. The Fund’s Board will receive regular reporting about the Fund’s investment performance, which is anticipated to include the number of days that the Fund was in a leverage on position and a leverage off position and how the Fund performed against its benchmark during periods in which the Fund was in a leverage on position. Further, the Fund’s adviser will monitor for events affecting its Leveraged ETF investments, including by reviewing publicly-available regulatory filings and Leveraged ETF website disclosures, and any material matters identified by the adviser would be escalated to the Board for consideration; however, given that Form N-RN filings are made confidentially with the Commission, the Trust has no expectation that a Leveraged ETF would disclose to the Fund that it had made a Form N-RN filing with the Commission much less share a copy of any such filing with the Fund. That said, if any information affecting the investment thesis for a Leveraged ETF is revealed (e.g., whether a leverage exceedance, or some other operational, management, legal, or other issue), the Fund’s strategy allows for action to reduce such risk.
Comment 5. Please supplementally represent that the Fund’s proposed structure will not result in the Fund indirectly leveraging itself beyond the limits applicable under the Investment Company Act, which would raise an issue under Section 48(a) of the Act. In particular, please confirm that the Fund will not enter any transaction that in combination with the investment in the leveraged underlying fund would be inconsistent with the above representation. For additional context, please refer to footnote 450 in the Rule 18f-4 adopting release.
Response: The Trust represents supplementally that the Fund’s proposed structure will not result in the Fund indirectly leveraging itself beyond the limits applicable under the Investment Company Act. Further, the Fund will not enter any transaction that, in combination with the investment in the leveraged underlying fund, would result in the Fund indirectly leveraging itself beyond the limits applicable under the Investment Company Act.
If you have any questions or comments concerning this filing, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Advisor Managed Portfolios